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                          December 3, 2020

       Jeremy Frommer
       Chief Executive Officer
       Creatd, Inc.
       2050 Center Avenue, Suite 640
       Fort Lee, NJ 07024

                                                        Re: Creatd, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed November 25,
2020
                                                            File No. 333-250982

       Dear Mr. Frommer:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Cara
Wirth at 202-551-7127 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services
       cc:                                              Scott E. Linsky